Exhbit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Precision Drilling Corporation ("Precision" or the "Corporation")
800, 525 – 8th Avenue S.W.
Calgary, AB T2P 1G1

2.	Date of Material Change:

March 11, 2016

3.	News Release:

A news release was issued by Precision on March 11, 2016 and disseminated through the facilities of Marketwired, and subsequently filed on SEDAR.

4.	Summary of Material Change:

On March 11, 2016, Precision announced that Executive Vice President and Chief Financial Officer, Robert McNally, had resigned effective March 10, 2016, to pursue a new professional opportunity. Precision appointed Carey Ford, its Senior Vice President, Operations Finance, as interim Chief Financial Officer.

5.	Full Description of the Material Change:

On March 11, 2016 Precision announced that its Executive Vice President and Chief Financial Officer, Robert McNally, had resigned effective March 10, 2016, to pursue a new professional opportunity. Precision appointed Carey Ford, its Senior Vice President, Operations Finance, as interim Chief Financial Officer. The Corporation has initiated a search for a full time successor as CFO, which will include a review of both internal and external candidates.

Carey Ford joined Precision in 2011 as Vice President, Finance and Investor Relations and in 2015 was promoted to the position of Senior Vice President, Operations Finance. Prior to Precision, Carey had a ten year career in accounting, private equity and investment banking with a focus on oilfield services. Mr. Ford has a Bachelor of Business Administration and Masters of Business Administration from the University of Texas at Austin and has earned the Chartered Financial Analyst designation.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, please contact Kevin Neveu, President and Chief Executive Officer of the Corporation at (403) 716-4500.

9.	Date of Report:

March 15, 2016